UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 12, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AGA TARGETS 30% REDUCTION IN GHG EMISSIONS BY 2030

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI TARGETS 30% REDUCTION IN GHG EMISSIONS BY 2030
AngloGold Ashanti today released a carbon emissions reduction target that aims to achieve a 30% absolute reduction in its Scope 1 and 2 Greenhouse Gas (GHG) emissions by 2030 through a combination of renewable energy projects, fleet electrification and lower-emission power sources. The company, which has reduced its absolute GHG emissions by more than two thirds since 2007, is committed to achieving net zero emissions by
2050.
The targeted reduction announced today, from a 2021 baseline of 1.4 million tonnes of carbon dioxide equivalent (CO
2
e), aims to see emissions from the company’s activities diminish to about 1 million tonnes by the end of the decade. When growth projects are factored in, including those in Nevada and Colombia,
AngloGold Ashanti is targeting a 46% reduction in emissions by the end of the decade. Scope 1 covers emissions from within the mine site, while Scope 2 covers indirect emissions from the purchase of electricity from third-party providers.
The capital cost required to achieve these reductions over the coming eight years is anticipated to be about
$1.1 billion, of which $350m will be funded over that period by AngloGold Ashanti and the remaining $750m through third-party funding, including from providers of renewable energy infrastructure. The company plans in the coming weeks to initiate a process to secure a green funding facility of $250m to $300m to finance its portion of these decarbonisation initiatives across its business.
“We have a clear pathway to achieve our target by 2030, when we expect to have lowered our overall emissions by almost a third,” said AngloGold Ashanti Chief Executive Officer Alberto Calderon. “This ensures we continue to do our part in reducing our carbon footprint, while also improving the value of our business.”
Reductions From All Business Units
The targeted reductions announced today incorporate initiatives at each Business Unit including the introduction of renewable energy, cleaner grid power and partial fleet electrification. Approximately 60% of the planned emissions reductions will come from large renewable energy projects including wind and solar projects at the company’s Australian operations and solar-power plants at both Siguiri in Guinea and the Iduapriem and
Obuasi operations in Ghana. In addition, a pre-feasibility study has commenced at the Cuiaba mine in Brazil to confirm the benefits of replacing some mobile fleet with Battery Electric Vehicles. AngloGold Ashanti will also be working with Sandvik to trial underground mining’s largest-capacity BEV truck at Sunrise Dam.

The viability of a wind farm at Cerro Vanguardia in Argentina is also being investigated. The vast majority of these projects are expected to be NPV-positive adding value to our business by reducing energy costs and improving energy security.
Two “clean grid” initiatives are already close to completion – a switch from diesel generation at the Geita mine site in Tanzania to the country’s national power grid, which has a high proportion of power sourced from gas and renewables, and the transition to full hydro-grid power in Brazil.
Decarbonisation Started in 2008
AngloGold Ashanti’s decarbonisation journey started in 2008 when the company set a long-term target to reduce emissions intensity by 30% from its 2007 base. By 2021 it had achieved a 47% reduction in emissions intensity, through some fuel switching and efficiency improvements but also due to the closure and divestment of assets.
Last year AngloGold Ashanti’s Board approved a new Climate Change Strategy and the company published its inaugural Climate Change Report in line with the guidelines and recommendation of the Task Force on
Climate-Related Financial Disclosures. AngloGold Ashanti’s 2030 targets are embedded in a Roadmap to Net
Zero which focuses on all sources of energy-related emissions, both at the company’s mine sites and from its electric power providers.
As an ICMM member AngloGold was part of a landmark climate change commitment in 2021 to achieve net zero Scope 1 and Scope 2 emissions by 2050 and to accelerate action on Scope 3 emissions, including setting credible targets in partnership with its suppliers.
For further information, see our ESG transparency hub:
https://www.anglogoldashanti.com/investors/esg-transparency-hub/
Conference call and webcast
AngloGold Ashanti invites you to join us for a discussion on our strategy to reduce our carbon emissions.
Date: 12 October 2022
Time: 14:00 (GMT +2:00) Central Africa Time
Please click here to register for the conference call and webcast
https://www.corpcam.com/AGA12102022
*To participate in the conference call pre-registration is essential
ENDS
12 October 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com
Chipo Mrara +27 11 637 6012/+27 60 571 0797 camrara@anglogoldashanti.com
General inquiries media@anglogoldashanti.com
Investors
Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 12, 2022
By: /s/ _ LM GOLIATH
Name: LM Goliath
Title: Company Secretary